FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of November 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG ANNOUNCES EXCHANGE OFFER IN RELATION TO ITS

7.75% SENIOR NOTES DUE 2017, 6.5% SENIOR NOTES DUE

2021 AND 6.875% SENIOR NOTES DUE 2022

Paris, France – November 19, 2015

Exchange Offer:

CGG S.A. announced today that its subsidiary, CGG Holding (U.S.) Inc. (CGG US) has launched an Exchange Offer in relation to CGG S.A.’s 7.75% Senior Notes due 2017, 6.5% Senior Notes due 2021 and 6.875% Senior Notes due 2022 (the Notes).

CGG US is offering senior secured term loans (Term Loans) in exchange for any and all of the 7.75% Senior Notes due 2017 and a combined total of up to $135 million of the 6.5% Senior Notes due 2021 and/or 6.875% Senior Notes due 2022 if accompanied by the concurrent tender of an equal or greater corresponding amount of the 7.75% Senior Notes due 2017. There is currently $135 million of the 7.75% Senior Notes due 2017 outstanding.

The Term Loans will mature on May 15, 2019 and bear an interest, at the option of CGG US, of adjusted LIBOR plus 5.50% per annum or adjusted base rate plus 4.50% per annum. Adjusted LIBOR shall not be less than 1.00% and adjusted base rate shall not be less than 2.00%.

Notes that are accepted for exchange will be cancelled. The Exchange Offer is being made on the terms and subject to the conditions contained in an Offer to Exchange Statement, and is subject to the conditions and restrictions set out therein.

The Exchange Offer commences today, and will expire at 11:59 P.M., New York City time, on December 17, 2015. A more detailed announcement concerning the Exchange Offer is released by CGG US today. Holders of CGG S.A.’s Notes should review that announcement in full.

Other transactions:

CGG also anticipates taking certain potential actions to refinance some of its other indebtedness.

CGG acquired most of the Geoscience Division of Fugro N.V. on January 31, 2013. To facilitate that acquisition, Fugro made a €125 million vendor loan to CGG S.A., which was subsequently increased to €225 million. CGG S.A. has repaid €140.6 million of the Fugro loan. The remaining amount of €84.4 million remains outstanding. CGG S.A. is currently in discussions with Fugro about the possible exchange of the Fugro loan for participations in Term Loans. Those discussions may not result in any agreement with Fugro and, if any agreement is reached, the timing of any such agreement is not known at this time.

On July 15, 2013, CGG US entered into a U.S. revolving credit facility (US RCF) of up to $165 million with a 5-year maturity and on July 31, 2013, CGG S.A. entered into a French revolving credit facility (French RCF) of up to $325 million with a 3-year maturity with two extension options of one year each. The terms of the Term Loan Credit Agreement limit the commitments under the US RCF and French RCF to the commitments as of the date hereof ($165,000,000 and $325,000,000, respectively). CGG may seek to reduce the amount of the commitments under the US RCF and the French RCF by having one or more of the lenders under the US RCF and/or French RCF become lenders under the Term Loan agreement. In such event, it is expected that the US RCF and the French RCF would be kept in place for future potential drawings but would be correspondingly reduced by the amount of the loans held by those lenders under the Term Loan agreement.

The maximum aggregate principal amount of Term Loans permitted to be incurred under the Term Loan agreement is $500 million if certain of the foregoing transactions were to occur, consisting of Term Loans incurred pursuant to the Exchange Offer, Term Loans to US RCF and French RCF lenders who become lenders under the Term Loan agreement and whose US RCF and French RCF commitments are permanently reduced, Term Loans incurred in exchange for amounts owed under the Fugro loan, as well as any other refinancing transactions which are permitted under the Term Loan agreement. Therefore, the aggregate principal amount of indebtedness secured on a pari passu basis by the same assets as the Term Loans, including any outstanding US RCF and French RCF commitments, will not exceed $890 million.

CGG announced on November 5, 2015 that it plans to finance the group’s needs, including in connection with its transformation plan, through the disposal of non-core assets and an equity offering or the sale of a minority interest. CGG expects to decide which of these two options it will pursue shortly after the or during the Exchange Offer period.

CGG currently anticipates that, if the equity offering option is pursued, it will yield sufficient proceeds to cover funding needs and the transformation plan through the medium term. Any equity offering undertaken will likely be subject to conditions, including the receipt of shareholder approval. CGG’s ability to successfully complete such offering will depend on various factors, many of which are outside the control of the group, including market conditions prevailing at the time. Accordingly, CGG may not be able to complete any such equity offering, and any proceeds raised in such offering may be less than the targeted amount. Conversely, CGG may raise additional amounts in any such offering that would be available for other uses.

CGG may not be able to complete any of these transactions, or the transactions may be completed on terms substantially differing from those described above.

Announcement for Information Purposes Only

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. No recommendation is being made as to whether holders of the Notes should exchange Notes for term loans.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 19th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO